SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that if the issuer named below:

Hill and Knowlton Retirement and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Hill and Knowlton Retirement and 401(k) Savings Plan (the “Plan”) as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages 12 and 13 of this report, together referred to as “supplemental information” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY CPAS, PC

Valhalla, New York

June 13, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the

Hill and Knowlton Retirement and 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hill and Knowlton Retirement and 401(k) Savings Plan (the “Plan”) as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

New York, New York

June 2, 2004

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments -
Investment contract with insurance company	$8,528,074	$8,168,592
Mutual funds	26,337,159	22,033,575
Common collective trust	787,163	571,291
Common stock	952,351	914,188
Cash	32,573
Participant loans	487,429	406,603

Total investments	37,124,749	32,094,249

Receivables -
Employer matching contribution	31,938	71,571
Employer retirement contribution	840,275	830,404
Participant contributions	58,866	159,475
Pending trades	58,433
Accrued investment income	26,738	1,545

Total receivables	1,016,250	1,062,995

NET ASSETS AVAILABLE FOR BENEFITS	$38,140,999	$33,157,244

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Investment Income -
Net appreciation in fair value of investments	$2,441,115
Interest and dividends	908,463

3,349,578

Contributions:
Employer matching contributions	1,016,218
Employer retirement contributions	911,365
Participant contributions	2,316,549
Rollover contributions	157,630

Total contributions	4,401,762

TOTAL ADDITIONS	7,751,340

DEDUCTIONS:
Benefit paid to participants	2,841,312
Deemed distributions of participant loans	40,907
Administrative expenses	89,306

TOTAL DEDUCTIONS	2,971,525

TRANSFER OF ASSETS	203,940

INCREASE IN NET ASSETS	4,983,755
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,157,244

End of Year	$38,140,999

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) which allows employees to make deferred contributions beginning on the first day of the month subsequent to their date of hire, as defined in the Plan Document. American Stock Transfer Trust Company (formerly Security Trust Company), Wilmington Trust Company and Transamerica Financial Insurance Company, Inc. served as custodians of the Plan’s assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for Catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month after completion of one year of service. In addition, after the end of the Plan Year, the Company will make a Retirement Contribution in the amount of 3% of annual eligible compensation on behalf of all eligible participants (“Retirement Contributions”). For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month after the completion of two years of service.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors (“Discretionary Contributions”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of (1) Company Discretionary Contribution, if any, and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, a common/collective trust fund, the WPP Stock Fund and an insurance investment contract as investment options for participants. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract. The MetLife Stable Value Fund is used to invest forfeitures until such amounts are used to offset the Company’s future Matching or Discretionary contributions.

Vesting—-Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion, and Discretionary Contribution portion, if any, of their accounts is based on years of continuous service, as defined in the Plan. Participants vest 25 percent per year for the first

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

two years and 50 percent for the third year in the Company’s Matching Contribution portion and Discretionary Contribution portion plus actual earnings thereon.

Forfeited Accounts—At December 31, 2004 and 2003, forfeited nonvested accounts totaled $137,147 and $146,438, respectively. These amounts are automatically invested in the MetLife Stable Value Fund until such amounts are used to offset the Company’s future contributions (Matching or Discretionary) or Plan fees. During the year ended December 31, 2004, forfeited nonvested accounts were used to offset employer contributions and Plan expenses.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Trustees of the Plan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account) or in the form of a lump-sum distribution. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account) or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $5,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan’s units of participation in the MetLife Stable Value Fund represent an undivided interest in the underlying assets of the trust. The purchase and redemption price of the units is determined periodically by the trustee, based on the current market values of the underlying assets of the funds. Loans to participants are valued at outstanding principle balance plus accrued interest, which approximates fair value.

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction in net appreciation in fair market value of investments for such investments.

Expenses—Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 1996, the Plan and Hill and Knowlton, Inc.’s other Company sponsored retirement plan entered into a benefit-responsive investment contract with Massachusetts Fidelity Trust Company (“MFTC”) and Transamerica Financial Insurance Company, Inc. Transamerica Financial Insurance Company, Inc. maintains the contributions in a pooled separate account. Investment income and administrative expenses are allocated based upon the ending balance of each plan in the pooled separate account. The pooled separate account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MFTC and Transamerica Financial Insurance Company, Inc. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MetLife Stable Value Fund is used as liquidity for contributions to and payments from the insurance investment contract.

The total investment in the pooled separate account was $8,528,074 and $8,168,592 at December 31, 2004 and 2003, respectively. Investment income from the insurance investment contract totaled $359,481 for the year ended December 31, 2004. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.48% for 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003
Investment Contract with Transamerica Financial Ins. Co, Inc.	$8,528,074	$8,168,592
American Balanced Fund	8,069,816	6,809,292
Goldman Sachs Capital Growth Fund	3,879,989	3,444,228
American Europacific Growth Fund	2,728,820	2,058,613
American Washington Mutual Investment Fund	2,658,652	2,196,274
AIM Constellation Fund	2,164,061	2,102,989
Enterprise Small Company Value Fund	2,015,286	1,805,870

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,441,115 as follows:

Mutual funds	$2,313,147
Common /collective trust	24,221
Common stocks	103,747

Net appreciation in fair value of investments	$2,441,115

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common stock in WPP Group, plc (“WPP”). Hill and Knowlton, Inc., the Plan Sponsor, is an affiliate of WPP and, therefore, qualifies as a permitted party-in-interest, as defined by ERISA. At December 31, 2004 and 2003, the Plan held 17,420 and 18,268 shares, respectively, of common stock of WPP, with a cost basis of $606,807 and $620,783, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $11,207.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

HILL AND KNOWLTON RETIREMENT AND 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND

FOR THE YEAR ENDED DECEMBER 31, 2004

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 25, 2002 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSFER OF ASSETS

On January 9, 2004, assets of the Socket Group 401(k) Plan, a company purchased by the Company, totaling $203,940, were merged into the Hill and Knowlton Retirement and 401(k) Savings Plan.

9.	CHANGE IN CUSTODIAN

Effective September 23, 2004, the Company changed its custodian from American Stock Transfer Trust Company (formerly Security Trust Company) to Wilmington Trust Company.

HILL AND KNOWLTON, INC. RETIREMENT AND 401 (k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	EIN:	13-3016062
DECEMBER 31, 2004	PN:	001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Investment Contract with Transamerica Financial Insurance Company, Inc.	Pooled Separate Accounts	**	$8,528,074
AIM Constellation Fund	Mutual Fund	**	2,164,061
Alliance Premier Growth	Mutual Fund	**	1,380,993
American Balanced Fund	Mutual Fund	**	8,069,816
American Europacific Growth Fund	Mutual Fund	**	2,728,820
American Washington Mutual	Mutual Fund	**	2,658,652
Enterprise Small Company Value Fund	Mutual Fund	**	2,015,286
Goldman Sachs Capital Growth Fund	Mutual Fund	**	3,879,989
Van Kampen Aggressive Growth Fund	Mutual Fund	**	1,131,340
Oppenheimer Global Fund	Mutual Fund	**	880,112
MetLife Stable Value	Common/Collective Trust Fund	**	787,163
Lord Abbett Mid Cap Value	Mutual Fund	**	1,428,090
Wilmington Prime MM Portfolio	Mutual Fund	**	32,573
WPP Group Stock Fund *	Common Stock	**	952,351
Participant Loan Fund *	Loans issued to employees, at interest rates ranging from
	4.0% to 9.0%, with maturities ranging from 2004 to 2014	**	487,429

			$37,124,749

*	Permitted party-in-interest

**	Cost information not required for participant-directed investments and is therefore not included.

HILL AND KNOWLTON, INC. RETIREMENT AND 401 (k) SAVINGS PLAN

FORM 5500, LINE 4a—
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	EIN:	13-3016062
DECEMBER 31, 2004	PN:	001

Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$117,761		$117,761

The single item listed above refers to the only instance in 2004 that participant contributions were deposited to the Plan in a delayed manner. The contributions were transferred to the Plan on May 4, 2004, approximately 19 days late and caused by an inadvertent administrative error. Hill & Knowlton Inc. fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Sharon James Hirsch
	Name:	Sharon James Hirsch
	Title:	Director of Human Resources

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm